Exhibit 99.11
Paris, October 29, 2014

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Martin DEFFONTAINES

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Karine KACZKA

Magali PAILHE

Tel.: + 44 (0)207 719 7962

Fax: + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel.: +1 713-483-5070

Fax: +1 713-483-5629

TOTAL S.A.

Capital: 5 945 861 837,50 €

542 051 180 R.C.S. Nanterre

www.total.com

Third quarter and first nine months 2014 results1

	3Q14	Change vs 3Q13	9M14	Change vs 9M13
Adjusted net income[2]
- in billions of dollars (B$)	3.6	-2%	10.0	-8%
- in dollars per share	1.56	-2%	4.40	-8%

Net income[3] of 3.5 B$ in 3Q14 and 9.9 B$ in the first nine months of 2014

Net-debt-to-equity ratio of 27.8% on September 30, 2014

Hydrocarbon production of 2,122 kboe/d in 3Q14

Interim dividend for 3Q14 of 0.61 €/share payable in March 2015[4]

Total’s Board of Directors, under the chairmanship of Thierry Desmarest, met on October 28, 2014, and reviewed the Group’s third quarter accounts. Commenting on the results, CEO Patrick Pouyanné said:

“Since the announcement of the death of Christophe de Margerie, Total has received an outpouring of messages commemorating the man, the captain of industry, the visionary. Under his leadership, our Group changed profoundly. In an industry confronted with crucial issues, he set out with conviction to make Total a stronger, more responsible company, capable of responding to the energy challenges of today and the future. Today, it is this commitment that drives me to forge ahead. The quality of our teams, the governance in place and our organization ensure more than ever the continuity of the process to transform the Group, for which, at his side, we worked on for many years.

In this context, it is my responsibility, nevertheless, to comment on the Group’s results. We reported solid adjusted net income of 3.6 billion dollars in the third quarter, an increase of 13% compared to the second quarter. The Upstream was resilient and the Downstream performance was strong, notably Refining & Chemicals, which captured the full benefit of higher refining margins.

The recent decrease in the price of Brent highlights the importance of the programs we launched to reduce costs and control investments to strengthen the resilience of the Group, which is already among the most robust in the industry.

We are continuing to pursue the asset sales program, notably with the announcement of our plan to sell Bostik.”

_____________

[1]    TOTAL changed the presentation currency of the Group’s Consolidated Financial Statements from the euro to the US dollar, effective January 1, 2014, to make its financial information more readable by better reflecting the performance of its activities, which are carried out mainly in US dollars. Comparative 2013 information has been restated.

[2]    Definition of adjusted results on page 2 - euro amounts represent dollar amounts converted at the average €-$ exchange rate for the period: 1.3256 $/€ in the third quarter 2014, 1.3242 $/€ in the third quarter 2013, 1.3711 $/€ in the second quarter 2014, 1.3549 $/€ in the first nine months 2014 and 1.3171 $/€ in the first nine months 2013.

[3]    Group share.

[4]    The ex-dividend date for the interim dividend will be March 23, 2015, and the payment date will be March 25, 2015.

•	Key figures[5]

3Q14	2Q14	3Q13	3Q14 vs 3Q13	Expressed in millions of dollars except earnings per share and number of shares	9M14	9M13	9M14 vs 9M13

60,363	62,561	61,844	-2%	Sales	183,611	186,750	-2%
6,134	5,583	6,874	-11%	Adjusted operating income from business segments	17,899	21,085	-15%
3,927	3,824	3,995	-2%	Adjusted net operating income from business segments	11,450	12,026	-5%
2,765	3,051	3,087	-10%	• Upstream	8,908	9,385	-5%
786	401	461	+70%	• Refining & Chemicals	1,533	1,416	+8%
376	372	447	-16%	• Marketing & Services	1,009	1,225	-18%
3,558	3,151	3,628	-2%	Adjusted net income	10,036	10,907	-8%
1.56	1.38	1.59	-2%	Adjusted fully-diluted earnings per share (dollars)	4.40	4.81	-8%
1.17	1.00	1.20	-2%	Adjusted fully-diluted earnings per share (euro)	3.25	3.65	-11%
2,285	2,281	2,275	—	Fully-diluted weighted-average shares (millions)	2,279	2,269	—

3,463	3,104	3,682	-6%	Net income (Group share)	9,902	8,994	+10%

7,769	8,723	7,751	—	Investments[6]	22,357	23,114	-3%
2,030	631	2,897	-30%	Divestments	4,501	5,460	-18%
5,740	7,966	4,804	+19%	Net investments[7]	17,731	17,140	+3%
7,639	5,277	9,184	-17%	Cash flow from operations	18,254	18,935	-4%
6,741	5,931	7,235	-7%	Adjusted cash flow from operations	18,876	20,615	-8%

•	Highlights since the beginning of the third quarter 2014[8]

•	Nomination of Thierry Desmarest as Chairman of the Board of Directors and Patrick Pouyanné as Chief Executive Officer

•	CLOV achieved plateau production of 160 kb/d ahead of schedule

•	Launched development of Edradour and acquired an interest in Glenlivet in the UK

•	Agreements to sell Bostik, Totalgaz, mining assets in South Africa and an interest in the non-operated Gina Krog field in Norway

[5]	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 16 and the inventory valuation effect is explained on page 13.
[6]	Including acquisitions.
[7]	Net investments = investments including acquisitions - asset sales - other transactions with non-controlling interests.
[8]	Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

•	Third quarter 2014 results

> Net operating income from business segments

In the third quarter 2014, the Brent price averaged 101.9 $/b, a decrease of 8% compared to the third quarter 2013 and 7% compared to the second quarter 2014. The Group’s European refining margin indicator (ERMI) averaged 29.9 $/t compared to 10.6 $/t in the third quarter 2013 and 10.9 $/t in the second quarter 2014.

The effective tax rate9 for the business segments was 52.1% in the third quarter 2014 compared to 54.6% in the third quarter 2013, reflecting mainly the strong Downstream results which are taxed at a lower rate.

Adjusted net operating income from the business segments was 3,927 M$ in the third quarter 2014 compared to 3,995 M$ in the third quarter 2013, a decrease of 2%, reflecting mainly a lower contribution from Upstream, driven essentially by the lower price of Brent, and largely offset by the solid performance of Refining & Chemicals.

> Net income (Group share)

Adjusted net income was 3,558 M$ in the third quarter 2014 compared to 3,628 M$ in the third quarter 2013, a decrease of 2%.

Adjusted net income excludes the after-tax inventory effect, the effect of changes in fair value and special items10:

•	The after-tax inventory effect had a negative impact on net income of 403 M$ in the third quarter 2014 compared to a negative impact of 32 M$ in the third quarter 2013.

•	Changes in fair value had a positive impact on net income of 14 M$ in the third quarter 2014 compared to a negative impact of 9 M$ in the third quarter 2013.

•	Special items[11] had a positive impact on net income of 294 M$ in the third quarter 2014, including mainly the gain on the sale of the Group’s interest in the Shah Deniz field in Azerbaijan and the impairment of the Ahnet project in Algeria. Special items had a positive impact on net income in the third quarter 2013 of 95 M$.

Net income (Group share) was 3,463 M$ in the third quarter 2014 compared to 3,682 M$ in the third quarter 2013.

The effective tax rate for the Group was 54.1% in the third quarter 2014 compared to 55.7% in the third quarter 2013. This decrease is mainly due to the proportion of Downstream in the results for the quarter, which benefitted from a more favorable tax rate.

On September 30, 2014, there were 2,285 million fully-diluted shares compared to 2,274 million shares on September 30, 2013.

Adjusted fully-diluted earnings per share, based on 2,285 million fully-diluted weighted-average shares, was $1.56 compared to $1.59 in the third quarter 2013.

Expressed in euro, adjusted fully-diluted earnings per share were €1.17, a 2% decrease.

[9]	Defined as: (tax on adjusted net operating income) / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).
[10]	Detail shown on page 13.
[11]	Detail shown on page 16.

> Investments – divestments12

Investments, excluding acquisitions and including changes in non-current loans, were 7.0 B$ in the third quarter 2014, an increase of 7% compared to 6.6 B$ in the third quarter 2013.

Acquisitions were 411 M$ in the third quarter 2014, notably comprised of the carry on the Utica gas and condensate field in the United States and the acquisition of additional Novatek13 shares in July.

Asset sales in the third quarter 2014 were 1,704 M$, essentially comprised of the sale of the Group’s interest in the Shah Deniz field in Azerbaijan.

Net investments14 were 5.7 B$ in the third quarter 2014 compared to 4.8 B$ in the third quarter 2013.

> Cash flow

Cash flow from operations was 7,639 M$ in the third quarter 2014, a decrease of 17% compared to the third quarter 2013.

Adjusted cash flow from operations15 was 6,741 M$, a decrease of 7% compared to the third quarter 2013.

The Group’s net cash flow16 was 1,899 M$ in the third quarter 2014 compared to 4,380 M$ in the third quarter 2013. The decrease is essentially due to a lower contribution from Upstream, which was affected by the decrease in the price of Brent, and an increase in net investments.

The net-debt-to-equity ratio was 27.8% on September 30, 2014, compared to 27.1% on June 30, 2014, and 23.0% on September 30, 201317.

[12]	Detail shown on page 17.
[13]	The Group’s interest in Novatek has been 18.2% since July 18, 2014.
[14]	Net investments = investments including acquisitions and changes in non-current loans - asset sales - other transactions with non-controlling interests.
[15]	Cash flow from operations at replacement cost before changes in working capital.
[16]	Net cash flow = cash flow from operations - net investments (including other transactions with non-controlling interests).
[17]	Detail shown on page 18.

•	Results for the first nine months 2014

> Net operating income from business segments

Compared to the first nine months of 2013, the average Brent price decreased by 2% to 106.5 $/b. The European refining margin indicator (ERMI) was 15.8 $/t compared to 20.5 $/t in the first nine months of 2013, a decrease of 23%. The environment for the petrochemicals improved.

The effective tax rate18 for the business segments was 52.3% in the first nine months of 2014 compared to 55.6% in the first nine months of 2013, reflecting mainly the benefit of tax allowances in the UK in the second quarter 2014.

Adjusted net operating income from the business segments was 11,450 M$ compared to 12,026 M$ in the first nine months of 2013, a decrease of 5% that was due essentially to a lower contribution from Upstream in the third quarter 2014, which was affected by the decrease in the price of Brent, and the very unfavorable economic environment for the Downstream in the first half 2014.

> Net income (Group share)

Adjusted net income was 10,036 M$ compared to 10,907 M$ in the first nine months of 2013, a decrease of 8%.

Adjusted net income excludes the after-tax inventory effect, the effect of changes in fair value and special items19:

•	The after-tax inventory effect had a negative impact on net income of 460 M$ in the first nine months 2014 and a negative impact of 625 M$ in the first nine months of 2013.

•	Changes in fair value had a positive impact on net income of 6 M$ in the first nine months of 2014 compared to a negative impact of 39 M$ in the first nine of months 2013.

•	Special items[20] had a positive impact on net income of 320 M$ in the first nine months 2014, including mainly the gain on the sale (partial IPO) of an interest in Gaztransport & Technigaz (GTT) and the gain on the sale of the Shah Deniz field in Azerbaijan, partially offset by the impairment of the Shtokman project in Russia. Special items had a negative impact on net income of 1,249 M$ in the first nine months of 2013.

Net income (Group share) was 9,902 M$ compared to 8,994 M$ in the first nine months of 2013.

The effective tax rate for the Group was 55.7% compared to 56.8% in the first nine months of 2013. The lower rate reflects mainly the benefit of tax allowances in the UK in the second quarter 2014, partially offset by the fact that since January 1, 2014, due to its fiscal situation in France, the Group is no longer recognizing the benefit of tax credits related to net operating losses in France.

On September 30, 2014, there were 2,285 million fully-diluted shares compared to 2,274 million shares on September 30, 2013.

Adjusted fully-diluted earnings per share, based on 2,279 million fully-diluted weighted-average shares, was $4.40 compared to $4.81 in the first nine months of 2013.

Expressed in euro, adjusted fully-diluted earnings per share were €3.25, a decrease of 11%.

[18]	Defined as: (tax on adjusted net operating income) / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).
[19]	Detail shown on page 13.
[20]	Detail shown on page 16.

> Investments – divestments21

Investments, excluding acquisitions and including changes in non-current loans, were 19.4 B$ in the first nine months of 2014, stable compared to the first nine months of 2013.

Acquisitions were 1,809 M$ in the first nine months of 2014, essentially comprised of the acquisition of an interest in the Elk and Antelope discoveries in Papua New Guinea, the acquisition of additional Novatek22 shares and the carry on the Utica gas and condensate field in the United States.

Asset sales in the first nine months of 2014 were 3,381 M$, essentially comprised of the sale of the the Group’s interest in the Shah Deniz field in Azerbaijan and the sale of block 15/06 in Angola.

Net investments23 were 17.7 B$ compared to 17.1 B$ in the first nine months of 2013, an increase of 3%.

> Cash flow

Cash flow from operations was 18,254 M$ in the first nine months of 2014, a decrease of 4% compared to the first nine months 2013.

Adjusted cash flow from operations24 was 18,876 M$, a decrease of 8% compared to the first nine months of 2013.

The Group’s net cash flow25 was 523 M$ compared to 1,795 M$ in the first nine months of 2013. The decrease is essentially due to a lower contribution from asset sales as well as the decrease in cash flow from operations between the two periods.

The net-debt-to-equity ratio was 27.8% on September 30, 2014, compared to 23.0% on September 30, 201326.

[21]	Detail shown on page 17.
[22]	The Group’s interest in Novatek has been 18.2% since July 18, 2014.
[23]	Net investments = investments including acquisitions and changes in non-current loans - asset sales - other transactions with non-controlling interests.
[24]	Cash flow from operations at replacement cost before changes in working capital.
[25]	Net cash flow = cash flow from operations - net investments (including other transactions with non-controlling interests).
[26]	Detail shown on page 18.

•	Analysis of business segment results

Upstream

> Environment – liquids and gas price realizations*

3Q14	2Q14	3Q13	3Q14 vs 3Q13		9M14	9M13	9M14 vs 9M13
101.9	109.7	110.3	-8%	Brent ($/b)	106.5	108.5	-2%
94.0	103.0	107.2	-12%	Average liquids price ($/b)	99.6	103.5	-4%
6.40	6.52	7.18	-11%	Average gas price ($/Mbtu)	6.67	7.04	-5%
69.1	73.1	77.3	-11%	Average hydrocarbon price ($/boe)	71.8	74.8	-4%

*	consolidated subsidiaries, excluding fixed margins.

> Production

3Q14	2Q14	3Q13	3Q14 vs 3Q13	Hydrocarbon production	9M14	9M13	9M14 vs 9M13
2,122	2,054	2,299	-8%	Combined production (kboe/d)	2,118	2,304	-8%
1,043	984	1,174	-11%	• Liquids (kb/d)	1,019	1,175	-13%
5,902	5,867	6,167	-4%	• Gas (Mcf/d)	6,011	6,158	-2%

Hydrocarbon production was 2,122 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2014, a decrease of 8% compared to the third quarter 2013, due to the following:

•	-7% essentially for the expiration of the Adco license in the United Arab Emirates,

•	-3% for natural decline, partially offset by lower planned maintenance and improved security conditions in Nigeria,

•	+2% for production growth from start-ups, notably CLOV in Angola.

Excluding Adco, which expired in January 2014, hydrocarbon production in the third quarter decreased by 1.5% compared to the third quarter 2013 and increased by 3% compared to the second quarter 2014.

For the first nine months of 2014, hydrocarbon production was 2,118 kboe/d, a decrease of 8% compared to the first nine months of 2013, due to the following:

•	-6% essentially for the expiration of the Adco license in the United Arab Emirates,

•	-3% essentially for natural decline,

•	+1% for production growth from start-ups.

For the first nine months of 2014, excluding Adco, hydrocarbon production decreased by 2% compared to the first nine months of 2013.

> Results

3Q14	2Q14	3Q13	3Q14 vs 3Q13	In millions of dollars	9M14	9M13	9M14 vs 9M13
4,671	4,810	5,943	-21%	Adjusted operating income*	14,982	18,113	-17%
2,765	3,051	3,087	-10%	Adjusted net operating income*	8,908	9,385	-5%
824	769	661	+25%	• includes income from equity affiliates	2,326	2,185	+6%

6,923	7,999	6,708	+3%	Investments	20,233	20,252	—
1,924	568	2,800	-31%	Divestments	4,291	4,974	-14%
5,442	4,805	6,302	-14%	Cash flow from operations	14,058	14,547	-3%
5,028	4,841	5,793	-13%	Adjusted cash flow from operations	15,002	16,916	-11%

*	detail of adjustment items shown in the business segment information annex to financial statements.

Adjusted net operating income from the Upstream segment was 2,765 M$ in the third quarter 2014, a decrease of 10% compared to the third quarter 2013, essentially due to the decrease in the average realized prices of oil and gas.

The effective tax rate for the Upstream segment was 59.1%, essentially stable compared to 60.1% in the third quarter 2013.

Adjusted net operating income from the Upstream segment in the first nine months of 2014 was 8,908 M$ compared to 9,385 M$ in the first nine months of 2013, a decrease of 5% which was due essentially to the decrease in hydrocarbon production and the decrease in the average realized prices of oil and gas.

The return on average capital employed (ROACE27) for the Upstream segment was 12% for the twelve months ended September 30, 2014, compared to 13% for the twelve months ended June 30, 2014, and 14% for the full-year 2013.

[27]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 19.

Refining & Chemicals

> Refinery throughput and utilization rates*

3Q14	2Q14	3Q13	3Q14 vs 3Q13		9M14	9M13	9M14 vs 9M13
1,884	1,622	1,759	+7%	Total refinery throughput (kb/d)	1,735	1,764	-2%

672	634	696	-3%	• France	641	684	-6%
840	695	784	+7%	• Rest of Europe	774	810	-4%
372	293	279	+33%	• Rest of world	320	270	+19%
				Utlization rates**
82%	72%	81%	—	• Based on crude only	75%	82%	—
86%	74%	86%	—	• Based on crude and other feedstock	79%	86%	—

*	includes share of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Services segment.
**	based on distillation capacity at the beginning of the year.

In the third quarter 2014, refinery throughput increased by 7% compared to the third quarter 2013, due to the start up of Satorp, which reached full throughput capacity, and a more limited maintenance program in Europe.

For the first nine months of 2014, refinery throughput decreased slightly compared to the first nine months of 2013, essentially due to voluntary throughput reductions in Europe linked to low margins in the first half 2014.

> Results

3Q14	2Q14	3Q13	3Q14 vs 3Q13	In millions of dollars (except the ERMI)	9M14	9M13	9M14 vs 9M13
29.9	10.9	10.6	x2.8	European refining margin indicator - ERMI ($/t)	15.8	20.5	-23%

974	368	387	x2.5	Adjusted operating income*	1,670	1,345	+24%
786	401	461	+70%	Adjusted net operating income*	1,533	1,416	+8%
161	174	158	+2%	• contribution of Specialty Chemicals**	473	423	+12%

422	475	550	-23%	Investments	1,147	1,752	-35%
9	15	12	-25%	Divestments	35	320	-89%
1,729	(133)	1,113	+55%	Cash flow from operations	3,189	2,444	+30%
1,263	683	694	+82%	Adjusted cash flow from operations	2,563	2,135	+20%

*	detail of adjustment items shown in the business segment information annex to financial statements.
**	Hutchinson, Bostik, Atotech.

The European refining margin indicator was 29.9 $/t in the third quarter, nearly three times higher than in the third quarter 2013, due to the decrease in the price of Brent and relatively strong refined product prices in the context of turnarounds for maintenance, notably in the United States. The environment for petrochemicals also remained favorable during the quarter, particularly in the United States.

Adjusted net operating income from the Refining & Chemicals segment was 786 M$ in the third quarter 2014 compared to 461 M$ in the third quarter 2013, an increase of 70%. The segment, strengthened by ongoing plans for operational efficiencies and synergies, was able to fully benefit from the higher margins during the quarter thanks to excellent reliability.

Adjusted net operating income from the Refining & Chemicals segment for the first nine months of 2014 was 1,533 M$, an increase of 8% compared to the first nine months of 2013 despite a 23% decrease in the refining margin indicator compared to the same period last year. The restructuring is bearing fruit and, in a volatile environment, Total has adapted itself by reducing its breakeven point and is able to benefit when the environment is good.

The ROACE28 for the Refining & Chemicals segment was 10% for the twelve months ended September 30, 2014, compared to 8% for the twelve months ended June 30, 2014, and 9% for the full-year 2013.

Marketing & Services

> Refined product sales

3Q14	2Q14	3Q13	3Q14 vs 3Q13	Sales in kb/d*	9M14	9M13	9M14 vs 9M13
1,107	1,102	1,144	-3%	Europe	1,089	1,134	-4%
674	731	599	+13%	Rest of world	666	613	+9%

1,781	1,833	1,743	+2%	Total Marketing & Services sales	1,755	1,747	—

*	excludes trading and bulk Refining sales, includes share of TotalErg

In the third quarter 2014, sales increased by 2% compared to the third quarter of last year, due to higher sales in growth areas, notably in Africa and the Middle East.

Sales volumes for the first nine months of 2014 were stable compared to the first nine months of 2013, reflecting a decrease of 4% in Europe that was offset by net growth in Africa and the Middle East.

> Results

3Q14	2Q14	3Q13	3Q14 vs 3Q13	In millions of dollars	9M14	9M13	9M14 vs 9M13
27,747	28,213	27,912	-1%	Sales	82,430	82,495	—
489	405	544	-10%	Adjusted operating income*	1,247	1,627	-23%
376	372	447	-16%	Adjusted net operating income*	1,009	1,225	-18%
5	(8)	(10)	na	• contribution of New Energies	25	(27)	na

398	203	430	-7%	Investments	877	994	-12%
56	28	57	-2%	Divestments	110	123	-11%
701	304	1,693	-59%	Cash flow from operations	1,094	2,115	-48%
542	551	643	-16%	Adjusted cash flow from operations	1,472	1,898	-22%

*	detail of adjustment items shown in the business segment information annex to financial statements.

[28]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 19.

The Marketing & Services segment’s sales were 28 B$ in the third quarter 2014, a slight decrease compared to the third quarter 2013.

Adjusted net operating income for Marketing & Services was 376 M$ in the third quarter 2014, a decrease of 16% compared to the third quarter 2013, mainly due to lower margins in Europe, which were exceptionally high in the third quarter 2013, notably in the European network.

Adjusted net operating income for Marketing & Services for the first nine months of 2014 was 1,009 M$, a decrease of 18% compared to the first nine months of 2013, mainly due to the impact of weather conditions in the first half and a less favorable evolution of margins, which were significantly higher for the European network in the same period last year.

The ROACE29 for the Marketing & Services segment was 14% for the twelve months ended September 30, 2014, unchanged compared to the twelve months ended June 30, 2014. For the full year 2013, the ROACE was 16%.

[29]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 19.

•	Summary and outlook

The ROACE30 for the Group for the twelve months ended September 30, 2014, was 12%, unchanged compared to the twelve months ended June 30, 2014. It was 13% for the full-year 2013.

Return on equity for the twelve months ended September 30, 2014, was 14%.

Since the end of the third quarter, the price of Brent has been weaker. Despite being prepared for periods of volatility, the Group maintains a medium and long term outlook for the price of Brent that is higher than those seen since the start of October.

In the Upstream, although it has the lowest technical costs among the majors, Total has already launched initiatives for cost reduction and is preparing for the start-up of its development projects that will fuel the growth of its cash flow.

In the Downstream, the reduction of the breakeven point for Refining & Chemicals in Europe is continuing, strengthening the profitability of its operations and capacity to adapt to less favorable environments than those experienced through mid-October. The diversified marketing activities of the Group, expanding in growth areas, will contribute to the stability of future performance.

With the completion of several sales announced this year, the target of 15-20 B$ of asset sales for the 2012-14 period will be fully achieved.

As approved by the Board of Directors, Total will pay a third quarter 2014 interim dividend of 0.61 €/share on March 25, 2014.

The strength of the Group is in the quality of its teams, its strategy, its discipline and its integrated portfolio. These were the qualities of Christophe de Margerie in whose memory the Group’s employees are mobilized toward success.

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To listen to CEO Patrick Pouyanné and CFO Patrick de La Chevardière’s conference call with financial analysts today at 15:00 (Paris time) please log on to www.total.com or call +44 (0)203 364 5196 in Europe or +1 855 255 3883 in the United States. For a replay, please consult the website or call +44 (0)203 367 9460 in Europe or +1 877 642 3018 in the United States (code: 289774).

[30]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 19.

This press release presents the results for the third quarter 2014 and first nine months of 2014 from the consolidated financial statements of TOTAL S.A. as of September 30, 2014. The notes to these consolidated financial statements (unaudited) are available on the TOTAL web site (www.total.com).

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Company’s financial results or the Group’s activities is provided in the most recent Registration Document filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods. These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented herein represent dollar amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors - The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, Place Jean Millier - Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

13

Operating information by segment

for the third quarter and the first nine months of 2014

•	Upstream

3Q14	2Q14	3Q13	3Q14 vs 3Q13	Combined liquids and gas production by region (kboe/d)	9M14	9M13	9M14 vs 9M13
340	329	386	-12%	Europe	354	387	-9%
665	618	656	+1%	Africa	646	678	-5%
387	380	553	-30%	Middle East	391	541	-28%
89	91	77	+16%	North America	87	73	+19%
159	157	172	-8%	South America	159	172	-8%
237	238	235	+1%	Asia-Pacific	239	233	+3%
245	241	220	+11%	CIS	242	220	+10%

2,122	2,054	2,299	-8%	Total production	2,118	2,304	-8%

562	544	697	-19%	Includes equity affiliates	563	685	-18%

3Q14	2Q14	3Q13	3Q14 vs 3Q13	Liquids production by region (kb/d)	9M14	9M13	9M14 vs 9M13
161	159	170	-5%	Europe	164	164	—
539	482	527	+2%	Africa	510	540	-6%
190	190	335	-43%	Middle East	194	328	-41%
39	40	29	+34%	North America	37	28	+32%
50	50	53	-6%	South America	50	55	-9%
30	29	30	—	Asia-Pacific	30	30	—
34	34	30	+13%	CIS	34	30	+13%

1,043	984	1,174	-11%	Total production	1,019	1,175	-13%

199	197	331	-40%	Includes equity affiliates	201	326	-38%

3Q14	2Q14	3Q13	3Q14 vs 3Q13	Gas production by region (Mcf/d)	9M14	9M13	9M14 vs 9M13
982	936	1,185	-17%	Europe	1,044	1,228	-15%
643	710	654	-2%	Africa	700	701	—
1,076	1,042	1,212	-11%	Middle East	1,074	1,161	-7%
284	285	269	+6%	North America	278	254	+9%
613	601	667	-8%	South America	608	651	-7%
1,178	1,188	1,151	+2%	Asia-Pacific	1,189	1,141	+4%
1,126	1,105	1,029	+9%	CIS	1,118	1,022	+9%

5,902	5,867	6,167	-4%	Total production	6,011	6,158	-2%

1,966	1,895	2,002	-2%	Includes equity affiliates	1,963	1,942	+1%

3Q14	2Q14	3Q13	3Q14 vs 3Q13	Liquefied natural gas	9M14	9M13	9M14 vs 9M13
2.95	2.93	3.01	-2%	LNG sales* (Mt)	9.01	8.77	+3%

*	sales, Group share, excluding trading; 2013 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2013 SEC coefficient.

•	Downstream (Refining & Chemicals and Marketing & Services)

3Q14	2Q14	3Q13	3Q14 vs 3Q13	Refined product sales by region (kb/d)*	9M14	9M13	9M14 vs 9M13
2,053	2,017	2,111	-3%	Europe**	2,025	2,088	-3%
540	587	430	+26%	Africa	534	440	+21%
632	643	490	+29%	Americas	583	505	+16%
604	611	397	+52%	Rest of world	596	474	+26%

3,829	3,858	3,428	+12%	Total consolidated sales	3,738	3,507	+7%

621	576	603	+3%	Includes bulk sales	610	620	-2%
1,427	1,449	1,082	+32%	Includes trading	1,373	1,140	+20%

*	includes share of TotalErg.
**	restated historical amounts.

Adjustment items

•	Adjustments to operating income

3Q14	2Q14	3Q13	In millions of dollars	9M14	9M13

(216)	(62)	(1,014)	Special items affecting operating income	(393)	(1,070)

—	—	—	• Restructuring charges	—	(2)
(122)	(40)	(862)	• Impairments	(162)	(867)
(94)	(22)	(152)	• Other	(231)	(201)
(563)	117	(60)	Pre-tax inventory effect: FIFO vs. replacement cost	(627)	(938)
17	(36)	(12)	Effect of changes in fair value	7	(51)

(762)	19	(1,086)	Total adjustments affecting operating income	(1,013)	(2,059)

•	Adjustments to net income (Group share)

3Q14	2Q14	3Q13	In millions of dollars	9M14	9M13

294	(98)	95	Special items affecting net income (Group share)	320	(1,249)

580	—	1,157	• Gain (loss) on asset sales	1,179	(117)
(7)	(5)	(21)	• Restructuring charges	(12)	(54)
(187)	(76)	(588)	• Impairments	(613)	(592)
(92)	(17)	(453)	• Other	(234)	(486)
(403)	80	(32)	After-tax inventory effect: FIFO vs. replacement cost	(460)	(625)
14	(29)	(9)	Effect of changes in fair value	6	(39)

(95)	(47)	54	Total adjustments affecting net income	(134)	(1,913)

Effective tax rates

3Q14	2Q14	3Q13	Effective tax rate*	9M14	9M13
59.1%	52.3%	60.1%	Upstream	57.1%	60.4%
54.1%	55.1%	55.7%	Group	55.7%	56.8%

*	tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).

Investments - Divestments

3Q14	2Q14	3Q13	3Q14 vs 3Q13	Expressed in millions of dollars	9M14	9M13	9M14 vs 9M13
7,032	7,193	6,575	+7%	Investments excluding acquisitions	19,428	19,437	—
512	362	434	+18%	• Capitalized exploration	1,193	1,431	-17%
868	1,075	682	+27%	• Increase in non-current loans	2,204	1,673	+32%
(326)	(430)	(449)	-27%	• Repayment of non-current loans	(1,120)	(1,065)	+5%
411	1,100	727	-44%	Acquisitions	1,809	2,612	-31%
1,704	201	2,448	-30%	Asset sales	3,381	4,395	-23%
(1)	126	50	na	Other transactions with non-controlling interests	125	514	-76%
5,740	7,966	4,804	+19%	Net investments*	17,731	17,140	+3%

*	Net investments = investments including acquisitions - asset sales - other transactions with non-controlling interests.

Net-debt-to-equity ratio

in millions of dollars	9/30/2014	6/30/2014	9/30/2013
Current borrowings	11,826	13,525	11,086
Net current financial assets	(848)	(531)	(400)
Net financial assets classified as held for sale	(77)	(62)	(57)
Non-current financial debt	43,242	39,433	33,937
Hedging instruments of non-current debt	(1,491)	(1,973)	(1,840)
Cash and cash equivalents	(24,307)	(22,166)	(20,111)

Net debt	28,345	28,226	22,615

Shareholders’ equity	100,408	102,872	97,938
Estimated dividend payable	(1,746)	(1,894)	(1,807)
Non-controlling interests	3,382	3,344	2,328

Equity	102,044	104,322	98,459

Net-debt-to-equity ratio	27.8%	27.1%	23.0%

2014 sensitivities*

	Scenario	Change	Impact on adjusted operating income (e)	Impact on adjusted net operating income (e)
Dollar	1.30 $/€	+0.1 $ par €	-0.7 B$	-0.3 B$
Brent	100 $/b	+1 $/b	+0.30 B$	+0.15 B$
European refining margin (ERMI)	30 $/t	+1 $/t	+0.08 B$	+0.05 B$

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Following the change to dollar-denominated reporting, effective January 1, 2014, the €-$ sensitivity has been changed. The impact of the €-$ sensitivity on operating income and on net operating income is 60% and 80% attributable to the Refining & Chemicals segment, respectively.

Sensitivities are estimates based on assumptions about the Group’s portfolio in 2014. Actual results could vary significantly from estimates based on the application of these sensitivities.

Return on average capital employed

•	Twelve months ended September 30, 2014

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	11,973	1,974	1,338	14,299
Capital employed at 9/30/2013*	91,140	20,884	9,254	118,319
Capital employed at 9/30/2014*	104,488	17,611	9,633	128,360

ROACE	12.2%	10.3%	14.2%	11.6%

•	Twelve months ended June 30, 2014

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	12,295	1,649	1,409	14,431
Capital employed at 6/30/2013*	91,097	20,924	9,838	118,852
Capital employed at 6/30/2014*	103,572	19,265	10,324	129,967

ROACE	12.6%	8.2%	14.0%	11.6%

•	Full-year 2013

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	12,450	1,857	1,554	15,230
Capital employed at 12/31/2012*	84,260	20,783	9,232	111,080
Capital employed at 12/31/2013*	95,529	19,752	10,051	122,451

ROACE	13.8%	9.2%	16.1%	13.0%

*	at replacement cost (excluding after-tax inventory effect).